

October 14, 2009

<u>Via U.S. Mail and Facsimile</u>

Paul F. Boling
Chief Financial Officer
Carrizo Oil & Gas, Inc.
1000 Louisiana Street
Suite 1500
Houston, TX 77002

> **Re:** **Carrizo Oil & Gas Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Response Letter Dated September 22, 2009**
> **File No. 0-29187-87**

Dear Mr. Boling:

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

1. We have reviewed your response to our prior letter dated July 22, 2009 and have considered your comments on the conference call of September 18, 2009 and the subsequent letter dated September 22, 2009. We also note that you disclose in your recent SEC filings that you have approximately 3.2 million barrels of proved developed reserves in Camp Hill.

    From Exhibit A of your letter dated September 22, 2009 it appears that when you divide the total proved undeveloped reserves by the number of patterns the average reserves per pattern is determined. We note however, that for the number of patterns that are actively being steamed, you have attributed what appears to be about five times the amount of reserves per pattern than the average pattern field wide. Therefore, it is not clear to us how you arrived at the much larger volume of oil that each pattern has in the actively steamed area. Any developed reserves beyond the steam injection patterns would be limited to primary recovery which you have stated is approximately one barrel of oil per day per well. If you assume a ten year life each well would have approximately 3,650 barrels of primary oil reserves. These wells would not have any proved developed tertiary reserves because they are outside the current steam patterns and, therefore, they do not have any access to tertiary reserves. Tertiary reserves cannot be called developed reserves until such time that the surface facilities (steam injection lines, production flow lines, steam generators, etc) are in place to develop the reserves within the patterns those wells are associated with. Only having wells in place with no steam injection capabilities because of lack of the necessary surface facilities only allows you to access primary reserves. Therefore, please tell us why you believe your proved developed tertiary reserves are significantly greater than the average reserves contained in a pattern field wide for the small number of steam injection patterns that are currently active.

2. To date, you have only demonstrated a technical feasibility to recover oil by the injection of steam. If you cannot demonstrate that these reserves can be recovered economically at Camp Hill, which is a major criteria for the attribution of all categories of reserves. then it appears that the Camp Hill reserves should be removed as reserves of any classification. In this regard, we note response number six from your letter dated June 15, 2009 where you describe the production response from steam injection on a two leases as "immediate and significant."

3. Please expand Exhibit A to include all reserves from Camp Hill including those that will be developed within five years. If you have more than one generator indicate each generator with its own column so we can see at which year each generator will be moved or injection lines reconfigured to change injection patterns and the reserves and wells it will be impacting.

4. Please tell us when you expect to move from "start-up" to full production as described in your response letter of June15, 2009 in response number six.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact James Murphy, Petroleum Engineer at (202) 551-3703 with any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Gene J. Oshman 713.229.7778